FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

April 26, 2010

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is April 26, 2010.  The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have expanded the higher grade from the SW Sunshine Zones at the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports assay results for 16 additional holes of the 2010 Winter drilling campaign at the Livengood gold project, including the first holes this year from the high-grade SW Zone.  Seven of the nine new holes reported from the SW Zone returned cumulative grade thicknesses exceeding 100 gram metres and demonstrate this area as a new large emerging high-grade zone along the currently defined western limit of the deposit.  Higher grade intercepts in the SW area include 71.6 metres at 1.11 g/t gold, 24.4 metres of 2.81 g/t, 59.4 metres at 0.96 g/t and 19.8 metres at 4.43 g/t gold, thus confirming and expanding the Zone as defined in 2009.

Many of the new higher grade SW holes intersected several +1 g/t gold intervals within the top 150 metres from surface, thereby outlining potential starter pit mineralization for the proposed mill.  The combination of higher grades, significant areal extent, and open-ended mineralization indicate high potential for significant resource addition to the Money Knob gold deposit.  Assays are pending for an additional 10 holes in the SW Zone, all of which will be included in the ongoing Preliminary Economic Assessment (PEA) that is examining the potential of a combined mill-heap leach recovery circuit.

Significantly, three of the four new holes in the Sunshine Zone returned cumulative grade thicknesses greater than 100 gram metres, including hole MK-RC-0328 with 21.3 metres at 2.9 g/t gold.  In addition, thick mineralization was encountered from near surface to +150 metres in depth from the two northern most holes (MK-RC-340 and 331) in the currently defined Sunshine Zone, thereby indicating significant potential for expansion.  Assays for the final three North Sunshine holes in the winter campaign are pending.

Results from two core holes - one in the Northwest Zone (MK-10-49) and one in the Core Zone (MK-10-48) - returned comparable values to those in the surrounding holes.  Intervals from these core holes will be used in the Issuer’s ongoing metallurgical and environmental studies (hole MK-10-49 was completed as a ground water monitoring well).

Figure :

Locations of new assay results and current cumulative grade thickness map.  Grade thickness contours are plotted relative to the location of mineralization in the subsurface in angled drill holes and so are offset from the collar locations shown.

      Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time.  The latest resource estimate (as at February 28, 2010) of 369 Mt at an average grade of 0.78 g/t gold (9.3Moz) (Indicated) and 122 Mt at an average grade of 0.77 g/t gold (3.0Moz) (Inferred), both at a 0.5 g/t gold cut-off grade, makes it one of the largest new gold discoveries in North America.
      The Core and Sunshine Zones together account for most of the higher grade mineralization (Indicated Resources of 184 Mt at an average grade of 0.98 g/t gold and Inferred Resources of 56 Mt at an average grade of 0.99g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.
      Ongoing metallurgical studies are focussing on the potential use of milling, with a flotation-gravity circuit, which has returned initial recoveries of 88% with an 80% volume reduction and offers significant potential for operational and capital cost savings.  Test data for conventional whole ore milling with a gravity-CIL system produced initial recoveries of 86% (See NR10-06).  Optimization work is ongoing for these processing alternatives, as they have potential to make significant positive impacts on project economics.
      The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.
      No major permitting hurdles have been identified to date.

The Issuer wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south.

The Issuer controls 100% of its approximately 125 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The Winter 2010 drilling continues to expand the Money Knob deposit.  Money Knob is emerging as one of the world’s largest new gold deposits and is located in one of the most stable and mining friendly jurisdictions in the world.

Table : Significant New Intercepts*

*Intercepts are calculated using 0.25g/t gold cutoff and a maximum of 3 metres of internal waste. Cumulative gram metres is sum of the grade thickness products for all intercepts, including many which are not reported here.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative grams x metres
MK-RC-0321	24.38	32.00	7.62	0.75	136
	45.72	77.72	32.00	0.85
Includes	62.48	67.06	4.58	2.77
	91.44	103.63	12.19	0.63
Includes	96.01	100.58	4.57	1.33
	210.31	220.98	10.67	0.59
	286.51	288.04	1.53	3.34
	310.90	318.52	7.62	0.73
	342.90	349.00	6.10	1.15
	353.57	364.24	10.67	0.75
	387.10	400.81	13.71	0.75
Includes	388.62	394.72	6.10	1.06
	413.00	432.82	19.82	0.77
Includes	422.15	429.77	7.62	1.33

MK-RC-0326	16.76	25.91	9.15	0.75	12

MK-RC-0328	38.10	59.44	21.34	2.88	190
	65.53	79.25	13.72	0.70
	96.01	135.64	39.63	0.71
includes	115.82	120.40	4.58	1.35
includes	128.02	131.06	3.04	2.25
	137.16	214.88	77.72	0.77
includes	160.02	167.64	7.62	1.76
includes	192.02	196.60	4.58	3.98
	275.84	306.32	30.48	0.76
includes	280.42	283.46	3.04	2.81

MK-RC-0329	181.36	207.26	25.90	0.59	100
	271.27	326.14	54.87	0.62
includes	280.42	286.51	6.09	0.98
	338.33	367.28	28.95	0.83

MK-RC-0330	59.44	73.15	13.71	2.47	195
	152.40	228.60	76.20	1.16
	233.17	303.28	70.11	0.70
includes	252.98	257.56	4.58	1.66
includes	292.61	297.18	4.57	1.60
	344.42	365.76	21.34	0.68

MK-RC-0331	30.48	77.72	47.24	0.85	122
includes	36.58	42.67	6.09	2.17
includes	73.15	77.72	4.57	1.88
	85.34	131.06	45.72	0.71
	140.21	163.07	22.86	0.58
	298.70	307.85	9.15	0.57

MK-RC-0332	242.32	252.98	10.66	0.59	43
	289.56	297.18	7.62	0.71
	316.99	327.66	10.67	0.56

MK-RC-0332	335.28	350.52	15.24	0.45

MK-RC-0333	16.76	30.48	13.72	1.05	104
	54.86	65.53	10.67	0.85
	70.10	79.25	9.15	1.45
	80.77	94.49	13.72	1.17
	158.50	167.64	9.14	1.47
	176.78	190.50	13.72	1.01
	196.60	219.46	22.86	0.61

MK-RC-0334	256.03	327.66	71.63	1.11	111
includes	269.75	284.99	15.24	3.24

MK-RC-0335	97.54	102.11	4.57	2.90	126
	118.87	143.26	24.39	2.81
includes	121.92	132.59	10.67	5.87
	164.59	176.78	12.19	1.01
	187.45	213.36	25.91	0.58
	227.08	242.32	15.24	0.56

MK-RC-0337	88.39	131.06	42.67	0.70	136
includes	91.44	102.11	10.67	1.74
	160.02	219.46	59.44	0.96
includes	181.36	185.93	4.57	1.84
includes	192.02	195.07	3.05	3.46
includes	213.36	216.41	3.05	1.67
	259.08	266.70	7.62	0.72
	272.80	309.37	36.57	0.67
includes	292.61	297.18	4.57	1.59

MK-RC-0338	89.92	109.73	19.81	4.43	171
	147.83	156.97	9.14	0.73
	160.02	185.93	25.91	0.78
includes	164.59	172.21	7.62	1.36
	274.32	303.28	28.96	0.59
includes	277.37	283.46	6.09	0.91
	312.42	323.09	10.67	0.88
includes	316.99	321.56	4.57	1.48
	324.61	353.57	28.96	0.59

MK-RC-0340	15.24	102.11	86.87	0.68	115
includes	83.82	89.92	6.10	1.12
	120.40	134.11	13.71	0.88
includes	123.44	132.59	9.15	1.16
	146.30	182.88	36.58	0.91
includes	170.69	181.36	10.67	1.40

MK-RC-0341	105.16	112.78	7.62	0.89	52
includes	105.16	109.73	4.57	1.25
	153.92	167.64	13.72	0.48
includes	161.54	167.64	6.10	0.87
	208.79	231.65	22.86	0.40
	260.60	280.42	19.82	0.54

MK-10-48	131.98	135.03	3.05	2.60	134
	164.44	172.74	8.30	1.49
	175.20	194.16	18.96	0.84
includes	177.13	185.26	8.13	1.20
	198.38	227.62	29.24	1.26
	297.09	325.96	28.87	0.52

MK-10-49	232.56	243.97	11.41	0.66	64
	251.72	258.47	6.75	1.37
	274.11	280.02	5.91	0.87

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of a preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

April 30, 2010